

September 18, 2017

Mr. Russell L. Gordon
Chief Financial Officer
RPM International, Inc.
P.O. Box 777, 2628 Pearl Road,
Medina, Ohio 44258

      Re: **RPM International, Inc.**
                Form 10-K for the Year Ended May 31, 2017
                Filed July 24, 2017
                File No. 1-14187

Dear Mr. Gordon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended May 31, 2017

Consolidated Statements of Cash Flows, page 33

1. Please address the appropriateness of reflecting the $221,636 payments related to the 524(g) trust within financing activities in 2017 as well as reflecting the $450,000 payment to the 524(g) trust within investing activities in 2015. In this regard, we note these payments are related to the Trust's assumption of all liability and responsibility for current and future asbestos personal injury claims. As such, it is unclear why these payments are not reflected as operating activities. Please advise.

Note 2) Specialty Products Holding Corp. (SPHC), page 36

2. With reference to ASC 460, please confirm that RPM International, Inc. and their non-bankruptcy subsidiaries did not provide any guarantees related to the asbestos liability prior to the Bankruptcy Plan and emergence. Please also tell us why you did not have a

probable loss contingency prior to your subsidiaries' emergence from bankruptcy. Specifically address why your obligation to fund the trust was not recognized prior to your subsidiaries' emergence from bankruptcy. Refer to ASC 450.

3. With reference to ASC 805-30-30-7, please tell us how you determined that the funding of the Trust represented the consideration transferred in the transaction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction